UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: **November 28, 2006**
Date of Earliest Event Reported**: November 21, 2006**

Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Idaho	**000-51549**	**82-0291227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1100 East Lakeshore Drive, Suite 301 **Coeur d'Alene, ID**	**83814**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(208) 664-4859**

n/a
(Former Name or Former Address if Changed
Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act   (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On November 21, 2006, the Board of Directors of Timberline Resources Corporation, an Idaho corporation ("TBLC"), appointed Michael P. Wilson as its Chief Financial Officer.

Mr. Wilson has approximately 25 years of diverse senior executive finance experience in several different industries. Presently, he is self-employed as an independent financial/accounting consultant, which he intends to continue at this time. Prior to that, his most recent business experience includes: Interim Executive Director of the University of Idaho Foundation, Inc. in Moscow, Idaho (2003 to 2006), managing the foundation during a transition period; Vice President-Finance/CFO of Vivato, Inc., a development stage Wi-Fi switch technology company with locations in Spokane and San Francisco (2001 to 2003), backed by $67,000,000 in venture funding; and Vice President-Finance/CFO of Advanced Input Devices (Coeur d'Alene, Idaho), a designer and manufacturer of computer related products, accessories and systems for original equipment manufacturers (1988 to 2000), which was sold to Esterline Corp. (ESL-NYSE) of Bellevue, WA.

Mr. Wilson, 51, has a B.A. degree in Accounting from the University of Idaho. He also has a number of professional affiliations, including being a board member of the Idaho Health Facilities Authority and a member of the Financial Executives Institute.

In connection with his appointment, Mr. Wilson, on November 21, 2006, entered into a month to month consulting services agreement calling for him to provide financial and accounting services to TBLC on a part-time basis. Under this agreement, he will be compensated at the rate of $75 dollars per hour, and will be issued, at future date, an option to purchase 100,000 shares of TBLC's common stock pursuant to the TBLC's Stock Option Plan. A copy of the executed consulting services agreement is attached hereto as Exhibit 10.1, and incorporated by reference hereto.

There are no family relationships between Mr. Wilson and any other executive officers or directors of TBLC. Other than the aforementioned provision to grant options to Mr. Wilson in connection with his consulting services agreement, there have been no transactions during TBLC's last two fiscal years, or any currently proposed transaction, or series of similar transactions, to which TBLC was or is to be a party, in which the amount involved exceeds $60,000 and in which Mr. Wilson had or will have a direct or direct material interest.

Item 8.01.   **Other Events.**

On November 21, 2006 TBLC's wholly owned subsidiary, Kettle Drilling, Inc. ("Kettle"), was issued an uncommitted line of credit from Atlas Copco Customer Finance Inc. for the purchase of Atlas Copco Brand products. A copy of the November 21, 2006, letter granting the line of credit is attached hereto as Exhibit 10.2 and incorporated by reference herein. Atlas Copco Construction Mining Technique USA Inc. is the manufacturer of the drilling equipment used by Kettle in its drilling operations. The aggregate amount of the line of credit at any one time is $1,500,000. Repayment provisions for any financing made under this line of credit will be evidenced by and subject to the terms of the Altlas Copco-Kettle Master Lease financing agreement dated May 11, 2006.

The line of credit is not a firm commitment, and any extension of credit thereunder is within the sole discretion of the lender on a case by case basis.

A press release in regard to <u>both</u> the appointment of Mr. Wilson as TBLC's Chief Financial Officer and the issuance of the line of credit to Kettle was released on November 22, 2006 and is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits.**

(b) Exhibits.

	10.1	November 21, 2006 Consulting Services Agreement (Michael P. Wilson)
	10.2	November 21, 2006 Letter Granting the Line of Credit from Atlas Copco Customer Finance Inc.
	99.1	Press Release dated November 22, 2006.

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Timberline Resources Corporation

By: /s/ John Swallow

Date: November 28, 2006

John Swallow
Chief Executive Officer and Chairman of the Board of Directors

CONSULTING SERVICES AGREEMENT

This Agreement, dated this 21st day of November, 2006 between **Michael P. Wilson**, 2005 Canyon Drive. Coeur d'Alene, ID 83815 (hereinafter referred to as Consultant), and **Timberline Resources Corporation** 1100 East Lakeshore Drive #301, Coeur d'Alene, ID 83814 (hereinafter referred to as Timberline).

WITNESSETH:

WHEREAS, Consultant has certain business, financial management and accounting expertise; and

WHEREAS, Timberline wishes to engage Consultant to serve as Chief Financial Officer of Timberline on a part-time basis;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1. Scope of Services – Consultant shall render such services to Timberline at such times as shall be mutually agreed upon by Consultant and Timberline's Representative during the term of this Agreement. Consultant agrees to perform these services as set forth in Exhibit A, SCOPE of WORK, attached hereof and made a part hereof.

2. Term of Agreement – This Agreement will commence on the date herein and shall continue on a month to month basis. Either Consultant or Timberline may terminate this Agreement with or without cause by providing the other party a (30) thirty day written notice of termination. It is the intent of the parties to transition this agreement to an employment agreement when appropriate.

3. Authorized Representative – Representative for Timberline shall be John Swallow; and Representative for Consultant shall be Michael P. Wilson.

4. Confidentiality – Timberline and Consultant acknowledge that during the performance of service Consultant may acquire, produce or become aware of certain confidential information pertaining to Timberline. Consultant hereby agrees that during and for a period of one year from the expiration date of this Agreement to keep such matters in confidence, except what may come into the public domain through sources beyond control of Consultant, or as may be permitted in writing by Timberline, or required by law.

5. Standards of Performance – Consultant will deliver the services under this Agreement in a thorough, efficient and professional manner, promptly and with

due diligence and care, and in accordance with the standard practices in the Consultant's profession.

6. Independent Contractor – Consultant represents that he is fully experienced, properly qualified, equipped, organized, and financed to perform the work and services under this Agreement. Consultant shall act as an independent contractor, and nothing contained in this Agreement shall imply any contractual relationship of employment between Contractor and Timberline. The parties hereto recognize and agree that the Consultant, as an independent contractor, is permitted to provide similar services, as contemplated herein, to other businesses and individuals, including those in the mining exploration and/or drilling business.

7. Indemnity – Consultant agrees to indemnify and save harmless Timberline against any liabilities, arising from, or in consequence of, any negligent acts or omissions by the Consultant while performing services under the terms of this Agreement. Timberline agrees to indemnify and save harmless Consultant against any liabilities, arising from, or in consequence of, any negligent acts or omissions by Timberline while performing services under the terms of this Agreement.

8. Compensation – Timberline agrees to pay Consultant for professional services at the rate of US $75.00 per hour. Applicable and properly incurred expenses shall be reimbursed at cost. Consultant will itemize fees and expenses in a monthly invoice and Timberline will remit payment within 10 days of receiving invoice. Consultant will also receive an option to purchase 100,000 shares of the Company's common stock under the terms of the Stock Option Plan.

9. Applicable Law – For all purposes, this Agreement will be governed exclusively by and construed and enforced in accordance with the laws of the State of Idaho.

IN WITNESS WHEREOF, the Parties hereby have executed this Agreement on the 21st day of November, 2006.

TIMBERLINE

By: ____________________
John Swallow
CEO - Director

CONSULTANT

By: Michael P. Wilson
Michael P. Wilson
Consultant

6

EXHIBIT A

SCOPE OF WORK

Consultant is engaged as the contract Chief Financial Officer of Timberline Resources Corporation with the following key tasks:

1. Supervision of the preparation and presentation of financial reports and accounts for public filing purposes, SEC requirements, Board of Director review and Management use working with existing Kettle and Timberline personnel.
2. Research, recommendation and implementation of internal controls of financial reporting under current and future public company requirements and implementing the recommendations of the independent outside auditors.
3. Preparation and monitoring of budgets for internal use and development of "use of proceeds" for fundraising activities.
4. Assist in the review and negotiation of banking and financing arrangements.
5. Assist in the preparation of Private Placement Memorandums and other fundraising activities in conjunction with SEC counsel, outside accountants and other Company officers.

Other tasks for Consultant may be modified upon mutual agreement between Timberline and Consultant. It is contemplated that the time requirements will initially be approximately 50 hours per month.

EXHIBIT 10.2

November 21, 2006 Letter Granting the Line of Credit from Atlas Copco Customer Finance Inc.

Atlas Copco Customer Finance Inc.

November 21, 2006

Kettle Drilling, Inc.
2775 Howard St. #2
Cour d'Alene, ID 83814

Attention: Doug Kettle & Dave Deeds

Dear Sirs:

We are pleased to advise you that we have established in your favor a credit facility for use by your organization in connection with the purchase of Atlas Copco Brand products under the following terms and conditions.

Facility: Uncommitted Line of Credit for the purchase of Atlas Copco Brand products. This line of credit expires for new financings on November 21, 2007.

Amount: USD 1,500,000 (One Million Five Hundred Thousand in US Dollars) in the aggregate at any one time outstanding. This includes current and future finance obligations.

Down Payment: All Financings will require a down payment of 25% and at no time will funding of any one transaction exceed 75% of the agreed sales price.

Utilization: Until otherwise advised by us, utilization under this line will be in the form of financing of Atlas Copco equipment. Your local representative is to be notified the event you desire to obtain a Loan. Your obligations with respect to each of the Loans shall be as stated in the note, commercial instrument or other documentation supporting such Loan.

Financial Statements: Within sixty days from the end of the fiscal half year, you agree to provide financial statements.

Your obligation to pay the balance of the financing made under this credit facility will be evidenced by and subject to the terms of the Master Lease financing agreement dated May 11, 2006. Notwithstanding anything to the contrary set forth herein, we shall be under no obligation, in any instance, to extend any credit to you hereunder, which decision rests solely within our discretion, irrespective of your compliance with any of the terms of this letter or of any documents or instruments now or hereafter delivered in connection herewith. We reserve the right to cancel the availability of this line in our sole discretion, which cancellation may be exercised without notice and regardless of any change or absence of change in your condition from that reflected in the most recent financial statements furnished to us prior to the date of this letter, You agree that you shall reimburse us for all reasonable out-of-pocket costs and expenses that we may incur in connection herewith including, without limitation, costs and expenses (including legal fees and costs) incurred from time to time in connection with documenting this credit facility and the enforcement thereunder and under any note, commercial instrument or other documentation supporting any Loan and all other documents delivered in connection with any of the foregoing (collectively, the "Credit Documents").

Yours,

Charles D. Wolk
Atlas Copco Customer Finance Inc.

EXHIBIT 99.1 Press Release dated November 27, 2006

Timberline Strengthens Financial Team With Appointment of Mike Wilson as CFO and Hiring of New Auditing Firms Prime Newswire

COEUR D'ALENE, Idaho, Nov. 27, 2006 (PRIME NEWSWIRE) -- Timberline Resources Corporation (OTCBB:TBLC) today announced the strengthening of its financial team with the appointment of Mike Wilson as Chief Financial Officer and the hiring of new auditing firms.

Mr. Wilson has approximately 25 years of diverse senior executive financial experience in several different industries. From 2003 to 2006, he served as Interim Executive Director of the University of Idaho Foundation, Inc. From 2001 to 2003, he was Vice President of Finance and CFO of Vivato, Inc., a development-stage Wi-Fi switch technology company with locations in Spokane and San Francisco, backed by $67 million in venture funding. From 1988 to 2000, he was Vice President of Finance and CFO of Advanced Input Devices, a designer and manufacturer of computer related products, accessories and systems for original equipment manufacturers, which was eventually sold to Esterline Corp. (NYSE:ESL). Mr. Wilson now works as an independent financial and accounting consultant. He has a B.A. degree in Accounting from the University of Idaho.

Timberline has hired De Coria, Maichel and Teague, P.S. of Spokane as its independent auditors and Anastasi, Moore & Myers, PLLC, also of Spokane, as its internal auditors. Both firms were engaged because of the excellence of their work and their familiarity with the business of Timberline's Kettle Drilling, Inc. subsidiary. The auditors for Kettle's Mexican subsidiary, World Wide Exploration, S.A. de C.V., are KPMG.

Timberline also announced today that it has secured a $1.5 million Line of Credit with Atlas Copco Customer Finance Inc. for the sole purpose of financing the purchase of additional computerized drilling equipment from Atlas Copco. The loan facility will enable Timberline to continue its aggressive expansion within the contract drilling business while reducing the dilution of its stock.

Timberline Chairman and CEO John Swallow stated, "In 2006, we made significant investments in our drilling operations, both domestically and in our recently formed Mexican subsidiary, as well as in our mineral exploration division. We have now taken complimentary steps to strengthen our financial team and are particularly pleased to be working with Mike Wilson as our Chief Financial Officer. Mike brings a wealth of diverse financial experience to Timberline and his input has already proven valuable as we consider additional acquisition and growth opportunities available to the Company."

Timberline Resources Corporation is a unique, growth-oriented company that combines positive cash flow from its ownership of Kettle Drilling, Inc. with "blue sky" upside from its mineral exploration division. Timberline is a fully-reporting company with fewer than 20 million shares outstanding. Its common stock is quoted on the OTC Bulletin Board under the symbol "TBLC."

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future

operating results, performance and opportunities that involve substantial risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-KSB, as amended, for the year ended September 30, 2005. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect.

CONTACT: **Timberline Resources Corporation**
John Swallow, Chairman and CEO
(208) 664-4859
www.timberline-resources.com

11/27/2006